Exhibit 99.1
Ctrip Announces Signing of Definitive Agreements
for Acquiring Minority Stakes in Two Hotel Operating Companies
Shanghai, China, Mar 12, 2010—Ctrip.com International, Ltd. (Nasdaq: CTRP) (“Ctrip”), a leading travel service provider for hotel accommodations, airline tickets and packaged tours in China, announced today that it has entered into definitive agreements to acquire minority stakes in two hotel operating companies. Through two separate transactions, Ctrip will acquire minority stakes in each of China Lodging Group, Limited and BTG-Jianguo Hotels & Resorts Co., Ltd.
Investment in China Lodging Group, Limited
Today, Ctrip entered into definitive agreements with China Lodging Group, or China Lodging, Limited and certain shareholders of China Lodging, pursuant to which , Ctrip will subscribe for ordinary shares to be issued by China Lodging and purchase ordinary shares from certain existing shareholders of China Lodging in reliance on Regulation S under the Securities Act of 1933, as amended. The aggregate number of ordinary shares that Ctrip will purchase from China Lodging and the selling shareholders pursuant to the agreements will be equal to approximately 8% of China Lodging’s total ordinary shares outstanding immediately after the closing of this investment, which is expected to take place concurrently with China Lodging’s initial public offering. Ctrip will pay the purchase consideration in cash at a price equal to the initial public offering price of China Lodging’s ordinary shares.
China Lodging operates a leading economy hotel chain in China. It offers three hotel products: HanTing Express Hotel, HanTing Seasons Hotel and HanTing Hi Inn. China Lodging has filed a registration statement with the U.S. Securities and Exchange Commission in connection with an initial public offering with an estimated price range of $10.25 to $12.25 per American Depositary Share (or $2.5625 to $3.0625 per ordinary share).
Investment in BTG-Jianguo Hotels & Resorts Co., Ltd.
BTG-Jianguo Hotels & Resorts Co., Ltd., or BTG-Jianguo, is a hotel management company based in China. BTG-Jianguo manages over 60 hotels throughout China, with a focus on mid-to-high end markets.
In March 2010, Ctrip entered into an agreement with Hongkong Polaris Hotels Limited, or Polaris, whereby Ctrip has agreed to purchase from Polaris a 15% equity interest in BTG-Jianguo with an option to acquire another 10% within one year after the closing. The closing of this transaction is subject to receipt of necessary governmental approval and other customary closing conditions.
Min Fan, CEO of Ctrip, said, “Both China Lodging and BTG-Jianguo are leading China-based hotel management companies. Our investment in China Lodging and BTG-Jianguo is part of our long-term strategy to enhance our partnership with hotel groups in order to better service our customers.”

Exhibit 99.1
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in China and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of Ctrip’s ADSs, Ctrip’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase Ctrip’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in China, Hong Kong, Macau or Taiwan, damage to or failure of Ctrip’s infrastructure and technology, loss of services of Ctrip’s key executives, inflation in China and in other countries, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Ctrip’s affiliated Chinese entities and the contractual arrangements among Ctrip, its affiliated Chinese entities and their shareholders, and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release is as of the date the issuance, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
About Ctrip.com International, Ltd.
Ctrip.com International, Ltd. is a leading travel service provider for hotel accommodations, airline tickets and packaged tours in China. Ctrip aggregates information on hotels and flights and enables customers to make informed and cost-effective hotel and flight bookings. Ctrip also sells packaged tours that include transportation and accommodation, as well as guided tours in some instances. Ctrip targets primarily business and leisure travelers in China. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.
For further information, please contact:
June Zhu
Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880 X 12258
Email: jun_zhu@ctrip.com
Lin Zhang
Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880 X 12920
Email: z_lin@ctrip.com